Exhibit 99.1

Points International’s Common Shares to Commence Trading on the NASDAQ Capital Market

Toronto, Canada – February 9, 2011 – Points International Ltd. (TSX: PTS; OTCBB: PTSED), the owner and operator of Points.com, the world's leading reward program management web site, announced today the NASDAQ Stock Market LLC has approved its application for the listing of its common stock on the NASDAQ Capital Market. The Company anticipates that its common shares will begin trading on the NASDAQ Capital Market when the market opens on Thursday, February 10, 2011, under the symbol "PCOM". Concurrent with the NASDAQ listing, the Company’s common shares will cease trading on the Over-the-Counter (OTC) Bulletin Board. The Company's common shares will continue to trade on the Toronto Stock Exchange ("TSX").

“We are pleased to begin trading on the NASDAQ Capital Market,” said CEO Rob MacLean. “Achieving a NASDAQ listing was a key strategic priority for Points International and is consistent with our objective to increase institutional visibility, improve trading liquidity and ultimately enhance shareholder value. We believe this important milestone is reflective of the significant progress the Company has made in the past twelve months to improve its financial and competitive positioning.”

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

Contact:

Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com / lauraf@addocommunications.com
(310) 829-5400